As filed with the Securities and Exchange Commission on April 23, 2004

Registration No. 333-81610

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Amendment No. 8

NEWTEK BUSINESS SERVICES, INC.

(Exact name of registrant as specified in its charter)

NEW YORK	11-3504638
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 QUENTIN ROOSEVELT BLVD., SUITE 408

GARDEN CITY, NEW YORK 11530

(516) 390-2260

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

BARRY SLOANE

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

NEWTEK BUSINESS SERVICES, INC.

462 SEVENTH AVENUE, 14TH FLOOR

NEW YORK, NEW YORK 10018

(212) 356-9500

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies To:

MATTHEW G. ASH, ESQ.

COZEN O’CONNOR

1667 K STREET, NW

WASHINGTON, DC 2006

(202) 912-4800 (PHONE)

(202) 912-4830 (FAX)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as maybe necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall there after become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

1,661,631 SHARES

NEWTEK BUSINESS SERVICES, INC.

COMMON STOCK

This prospectus relates to the offering of 1,661,631 shares of our common stock, par value $0.02 per share. These shares may be sold from time to time by our current stockholders, who acquired these shares from us through private transactions.

The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares.

Our common stock is traded on The Nasdaq Stock Market under the symbol “NKBS”. On April            , 2004, the last reported sale price of our common stock was $             per share.

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN “ RISK FACTORS” BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April             , 2004.

-iii-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, including the “Risk Factors” section, our consolidated financial statements and the related notes, as well as the information that we incorporate by reference in this prospectus.”

The Company

Newtek Business Services, Inc. is a holding company for several wholly- and majority-owned operating subsidiaries, which provide a variety of complementary financial products and business services to small and medium-sized businesses. We currently operate in three principal lines of business and we expect to begin operating in three additional complementary lines of business later in 2004. Our three existing principal lines of business are as follows:

•	Certified capital companies: A certified capital company, or capco, is a company we create pursuant to a state sponsored program which is designed to encourage investment in small and new businesses in the state and to create economic activity and jobs in a designated geographic area. Historically, we have financed our operations and derived most of our revenue and income from state-sponsored capco programs and other related investments and operations. We have used capco funds to finance or acquire three of our other five operating businesses. To date, the primary source of cash for Newtek itself has been the statutorily fixed, annual management fees of 2.5% of each capco’s initial capital.

•	SBA loans. Through one of our operating subsidiaries, Newtek Small Business Finance, Inc., or NSBF, we make small business loans guaranteed by the U.S. Small Business Administration, or SBA. Our business clients use the loan proceeds to acquire commercial real estate, machinery, equipment and inventory, to refinance debt, to fund franchises, to acquire businesses and for working capital. NSBF is one of 14 companies licensed to provide SBA loans nationwide under the federal section 7(a) loan program for small businesses and the related section 504 business real estate loan program. John Cox, who spent 30 years at the SBA and was previously Associate Administrator for Financial Assistance, the senior official in charge of SBA lending, is Chairman and CEO of NBSF.

•	Payment processing solutions. Our Newtek Merchant Solutions subsidiaries offer credit card, debit card and gift card processing services and check approval services to approximately 5,000 small and medium-sized businesses through four payment processing companies and a full service processing center in Wisconsin.

Our three new or reorganized complementary lines of business that we expect to be fully operational during 2004 are as follows:

•	Small business financial and management reporting and planning systems conducted by Newtek Financial Information Services.

•	Small business tax services conducted by Newtek Tax Services, LLC.

•	Small business insurance, including property, casualty and life insurance to be provided through Newtek Insurance Agency, LLC.

Financial Highlights

We have experienced significant growth since 2000, as evidenced by the following.

•	Our total revenue was $8.7 million in 2000, compared to $60.5 million in 2003, an increase of approximately 595%.

•	We incurred a loss of $3.4 million in 2000, compared to net income of $9.6 million in 2003.

•	During 2002, the capcos generated non-cash revenues related to the tax credits issued to the capco investors of approximately $30.6 million, or 88% of total revenue. During 2003, the capcos generated non-cash revenues related to the capco tax credits of approximately $44.9 million, or 74% of total revenue.

•	During 2002, Newtek Small Business Finance and Newtek Merchant Solutions generated aggregate revenues of approximately $1.6 million, or 4.6% of total revenue. During 2003, these business lines generated aggregate revenues of approximately $13.7 million, or 23% of total revenue.

Business Strategy

Key elements of our strategy to grow our business are:

•	Aggressively refocus business model to serve the small and medium-sized business market. Over the last three years, we have refined our business model to focus primarily on developing and marketing products and services aimed at small and medium-sized businesses like those which we initially funded through our participation in capco programs. As our service offering grows and diversifies, we intend to continue to reduce our dependence on the capco programs as both a source of funding and correspondingly a source of revenue.

•	Further develop national recognition of the “Newtek” brand through marketing alliances. We have formed key marketing alliances with national business organizations such as Merrill Lynch and Cendant Corporation, business and trade organizations such as the Credit Union National Association and the Community Bankers of Wisconsin and affinity organizations such as Revelation Corporation of America, Navy Federal Credit Union and the semi-public Veterans’ Corporation of America. These strategic partners, through their customers, members and participants, generate small business lending and payment processing business for us and build awareness of our brand name.

•	Cross-sell additional products and services to small- and medium-sized businesses. Our web based, proprietary “Referral System” is a custom designed customer relations management tool which allows us to utilize our alliance partners’ client bases efficiently and cost effectively to cross-sell our products and services to our alliance partners’ customers, members and participants.

•	Utilize our proprietary, customer-friendly technology to process business applications and financial transactions. Our applications processing technology allows us to process new business utilizing a web based system and a centralized processing point. Our trained representatives use these web-based applications as a tool to acquire and process data, eliminating the need for face to face contact and the requirement that a customer complete multiple paper forms. This approach is customer friendly, allows us to process applications very efficiently and allows us to store client information for further processing and future cross-selling efforts.

•	Opportunistically acquire companies or assets to provide complementary products and services. By strategically acquiring companies or assets in our primary product and service markets, we can expand our customer base and create cross-selling opportunities for our growing suite of complementary goods and services.

•	Continue to access the capco market as capco opportunities arise. We believe there is continued opportunity to use the capco programs as a funding source to facilitate the growth of our businesses.

Resale Registration

We are registering these securities for resale by the selling stockholders and will receive no proceeds from their disposition. A substantial portion of the registered securities are subject to contractual restrictions on transfer for up to three years. See “Selling Stockholders.”

About Us

We were incorporated in 1999 in New York and changed our name from Newtek Capital, Inc. to Newtek Business Services, Inc. in November 2002. Our principal executive offices are located at 100 Quentin Roosevelt Blvd., Garden City, New York 11530 and our telephone number is (516) 794-0100. Our website address is www.NewtekBusinessServices.com. Information incorporated into our website is not a part of this prospectus.

The following chart describes the role of capcos in our business and the major sources of our revenue and income:

NEWTEK REVENUE GENERATION

(1)	We have invested $3.9 million in seed capital for 11 capcos through January 2004.
(2)	Our capcos (in conjunction with our capco insurer) have raised approximately $185 million from insurance company investors through January 2004.
(3)	$74.3 million invested in businesses through December 31, 2003.
(4)	$53.2 million actually invested in such companies through December 31, 2003.
(5)	A smaller portion of investments are venture capital-type or passive investments, both debt and equity.
(6)	Our non-capco revenue increased by over four times from 2002 to 2003 and increased from 8% to 24% of total revenue.

R ISK FACTORS

Before you invest in our common stock, you should carefully consider the following risks as well as the other information in this prospectus in evaluating the investment.

RISKS RELATING TO OUR BUSINESS GENERALLY

Our business focuses on the investment in and acquisition of small businesses, which typically have a high rate of failure, may take some time to become profitable and may never become profitable.

We have placed primary emphasis on the investment in and acquisition of small businesses with the objective of developing a network of successful and profitable businesses, most of which will principally serve the small business market. Such early stage businesses have an historically higher rate of failure than larger businesses and many, if not failing, will have only limited profitability. Moreover, profit generated by any of our operating companies or other investments could be offset by losses generated by others. Our profitability resulting from the operations of its businesses may be delayed for the foreseeable future.

For example, our consolidated subsidiaries experienced aggregate net losses of approximately $2.7 million for the year ended December 31, 2003 and a net loss of approximately $3.6 million for the year ended December 31, 2002. We recorded no net losses from equity method investees in 2003 and approximately $729,000 in the year ended December 31, 2002. In addition, during 2003 we wrote off approximately $2 million of investments in small businesses, compared to approximately $1.6 million in 2002, representing management’s best estimate as to the amount of the other than temporary decline in the value of the investments.

Each of our major investments and affiliated companies may be impacted by a variety of adverse economic, governmental, industrial and internal company factors unique to that business and outside our control. If our investments and affiliated companies do not succeed in overcoming these adverse factors, the value of our assets and the price of our stock would fall.

In the past few years we have increasingly concentrated our investments in companies participating in small business lending and electronic payment processing, a commitment to our financial information systems business, and we plan to make significant investments in our national insurance agency and small business tax services businesses in the near future. Each of these businesses has numerous risks associated with them.

As we have concentrated our investments, typically made through the capco programs, in companies which are part of our nationwide marketing strategy of providing a variety of services to small businesses, our exposure and that of our affiliated companies to risks specific to these business lines has increased. We discuss below some of the risks of our significant operations in government-guaranteed small business lending and acting as an independent sales organization in the electronic card processing business. If we are not successful in implementing this business strategy and developing and marketing our new products and services, our results of operations will be negatively impacted.

We presently rely primarily on the capco (certified capital company) programs for funding our investments and our capcos are limited by regulations in the types of investments they can make.

Our ability to invest in or acquire companies has in the past and is expected to be in the future limited to investments permissible to the capco programs in which we participate. In the programs under which the capcos operate, investments by a capco may only be made in the state in which the particular capco operates and the target company must meet certain requirements as to size, employment of state residents and possible restrictions on the ability to relocate. These limitations may require us to forego attractive or desirable investments, which could adversely affect or prevent implementation of our business strategy.

If we do not manage our growth effectively, our financial performance could be harmed.

In recent years, we have experienced rapid growth that has placed, and will continue to place, certain pressures on our management, administrative, operational and financial infrastructure. As we continue to grow our business, such growth could require capital, systems development and human resources beyond what we currently have. As evidence of our internal growth, on December 31, 2001, we and all of our consolidated and majority-owned affiliates had approximately 20 employees, and on December 31, 2003 we had 115 employees, without consideration of independent contractors. The increase in the size of our operations may make it more difficult for us to ensure that we execute our present businesses and future strategies. The failure to manage our growth effectively could have a material adverse effect on our financial condition and our results of operations.

Because expenses are expected to increase as we build an infrastructure and implement our business strategy, we may incur additional losses in the future.

Because our expenses are expected to increase as we build an infrastructure and implement our business strategy, we will likely incur significant additional losses in the near future. We expect the additional expenses to result primarily from our plans to:

•	expand existing systems;

•	broaden affiliated company support capabilities;

•	continue to explore acquisition opportunities and alliances; and

•	facilitate business arrangements among affiliated companies.

If we and our affiliated companies are unable to obtain the resources required for the growth and development of the affiliated companies, they will be highly susceptible to failure, which would directly affect our profitability and value.

If we and our affiliated companies are unable to obtain the resources the affiliated companies require for their growth and development, the affiliated companies will be highly susceptible to failure, which would directly affect our profitability and value. Early-stage businesses often fail due to their limited material and human resources. The success of our business model is dependent upon the ability of the affiliated companies, with assistance from us, to arrange for the managerial, capital and other resources which they usually require in order to become and remain profitable.

We may require additional capital beyond the capco programs, which may not be available on satisfactory terms or at all.

To the extent permissible under applicable state laws, we intend to utilize the capco programs to fund the growth and operations of our investments. If these funds are not available or are available but not sufficient, we or our affiliated companies will have to access the private or public capital markets. If access to these markets is not available or is available but on unacceptable terms, we may lack the funds necessary to expand our operations, become profitable or execute our business strategy. The inability to raise funds in the capital markets may result in a material loss to us and our shareholders.

We may not be able to integrate our acquired operations into our company and, as we acquire more and larger interests in affiliated companies, our resources available to assist our affiliated companies may be insufficient.

We have made three strategic acquisitions and we intend to continue to make acquisitions in furtherance of our business plan. Each acquisition does and will in the future involve a number of risks. These risks include:

•	the diversion of our management’s attention to the assimilation and ongoing assistance with the operations and personnel of the acquired business, which could strain the management resources we have available;

•	the potential for our affiliated companies to grow rapidly and adversely effect our ability to assist our affiliated companies as intended;

•	possible adverse effects on our results of operations; and

•	possible inability by us to achieve the intended objective of the acquisition.

Any strain on our ability to assist our affiliated companies as intended or to acquire and integrate successfully businesses under our business plan could have a negative impact on our operations and financial results.

Our business may be adversely affected by the highly regulated environment in which we operate.

Although we believe that we are currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, we cannot assure you that we or our affiliated companies are, or that we will continue to be, in full compliance with current laws, rules and regulations. If we or are affiliated companies are unable to comply with applicable laws or regulations or if new laws limit or eliminate some of the benefits of our business lines, our financial condition and our results of operations will be materially adversely affected.

If we lose our key personnel, we may not be able to find and hire experienced replacements.

Our success now and in the future depends to a significant extent on the continued services of our senior management, particularly Messrs. Sloane, Wasserman and Rubin, respectively, our CEO, CFO and President. The loss of the services of these individuals could have a material adverse effect on our financial condition and results of operations. This is true notwithstanding the maintenance of key man life insurance on each of these executives.

We and our affiliated companies depend on our ability to attract and retain key personnel and any loss of ability to attract these personnel could adversely affect us.

Our success depends upon the ability of our affiliated companies and other investments to attract and retain qualified personnel and our ability to supplement those capabilities with our senior management personnel. Competition for qualified employees is intense. If our affiliated companies lose the services of key personnel or officers, or are unable to attract additional qualified personnel, the business, financial condition, results of operations and cash flows of us or one or more of our affiliated companies, could be materially adversely affected. It can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy.

Our success is dependent on our ability to compete effectively in the highly competitive businesses in which we operate.

We face intense competition in our business lines, originating SBA loans, electronic payment processing, offering insurance, as well as the organization of capcos and the other businesses in which we or our affiliated companies operate. Low barriers to entry often result in a steady stream of new competitors entering certain of these businesses. Current and potential competitors are or may be better established, substantially larger and have more capital and other resources than we do. If we expand into additional geographical markets, we will face competition from others in those markets.

The inability of any one of our business segments to adequately service customers referred to it from within our other companies could impair our overall relationship with such customers.

A significant benefit of the our structure and strategy is the ability to cross market to our customers between our SBA, electronic payment processing, insurance and other business customers. However, should the business relationship between one of our business segments and one of our customers deteriorate for any reason, such customers may opt to withdraw their business from the referring business or from other of our businesses. Such a loss of business could negatively impact our results of operations.

We rely on information processing systems, and our growing strategy of cross marketing to customers among our operating subsidiaries will increase this reliance.

Our ability to provide business services depends, and will continue to increasingly depend, on our capacity to store, retrieve, process and manage significant amounts of data and expand and upgrade periodically our information processing capabilities. Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure or damage caused by acts of god or other disruption, could have a material adverse effect on our business, financial condition and results of operations. Although we have disaster recovery procedures in place and insurance to protect against such contingencies, we cannot be certain that insurance or these services will continue to be available at reasonable prices, cover all our losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide outsourced business services.

RISKS RELATED TO OUR CAPCO BUSINESS

Because our capcos are subject to minimum investment and other requirements under state law, a failure of any of them to meet these requirements could subject the capco and our shareholders to the loss of one or more capcos and would preclude participation in future capco programs.

Involuntary decertification of all or substantially all of our capcos would result in material loss to us and our shareholders. In general, capcos issue debt and equity instruments, such as warrants, to insurance company investors and the capcos then acquire interests in companies in accordance with applicable state statutes. In return, the states issue tax credits to the capcos, which are available to and used by the insurance company investors to reduce their state tax liabilities. In order to maintain its status as a capco and to avoid the recapture of the tax credits granted, each capco must meet a number of state requirements. A key requirement in order to continue capco certification is that a capco must comply with minimum investment schedules that benchmark both the timing and type of required investments. A final involuntary loss of capco status, that is, decertification as a capco, will result in loss of the tax credits for us and our insurance company investors; it would also enable the capco insurer, which has the obligation to make compensatory payments to offset the lost tax credits, to take control of one or more capcos and manage or liquidate the capco investments to offset its losses. This would deprive us of the value of the investments and make participation in future capco programs highly unlikely. See “Certified Capital Companies—capcos—Newtek’s Record of Compliance” for details on the manner in which our capcos have met all applicable investment schedules in advance of the statutory deadlines.

The ability of our capcos to meet minimum investment requirements is materially and adversely effected by the cost of the capco insurance.

Each of our capcos, following their organization and payment for capco insurance, begin operations with cash approximately equal to 50% of “certified capital,” the amount on which the minimum investment requirement is based. In order to avoid decertification, and remain in compliance with applicable rules, each capco must invest an amount at least equal to 50% of certified capital in qualified investments. The capcos receive full credit in the minimum investment calculation for the reinvestment of funds returned to the capco by the repayment, sale or liquidation of investments. However, each capco’s ability to meet its minimum requirement could be adversely effected by:

•	the cost of insurance at the out set of each capco’s investment cycle;

•	the transfer of 2.5% of certified capital per year as management fees to us

•	the direct costs and expenses of operating the capco including legal and accounting fees;

•	the payment of taxes due by the capco; and

•	losses by the capcos, typical on investments in riskier early-stage, start up and potentially high growth businesses.

As of December 31, 2003 seven of our ten operating capcos have met the minimum investment requirements (an eleventh was formed and funded in January 2004 and Exponential is not included as we only manage but do not own it). However, the remaining three capcos must invest $9.1 million in the aggregate. Failure of one of these four capcos to make the minimum investments within the prescribed time frames would lead to decertification of a capco.

The capco programs and the tax credits they provide are created by state legislation; such laws are subject to possible action to repeal or retroactively revise the programs for political, economic or other reasons. Such an attempted repeal would create substantial difficulty for the capco programs and could, if ultimately successful, cause us material financial harm.

The tax credits associated with the capco programs and provided to our capcos’ investors are to be utilized by the investors over up to ten years. Much can change during such a period and it is possible that one or more states may attempt to revise or eliminate the tax credits for one reason or another. If such a repeal is successful, the repeal could have a material adverse economic impact on our capco, either directly or as a result of the capco’s insurer’s actions. During 2002 a single legislator in Louisiana did introduce such a proposed bill, on which no action was taken, and in Colorado in 2003 a bill to modify (not repeal) its capco program was introduced but defeated in a legislative committee. The Colorado bill could have had an adverse material impact if adopted in its proposed form.

In the event of a threat of decertification by a state, the capco insurer is authorized to assume up to complete control of a capco which would likely result in financial loss to the capco and possibly us and our shareholders.

Under the terms of insurance policies purchased by all but one of the capcos for the benefit of the investors, the capco insurer is authorized, in the event of a formal written threat of decertification by a state, and absent appropriate corrective action by the capco, to assume up to complete control of a capco so as to avoid final decertification and the requirement to pay compensatory interest payments to the certified investors under the policies. While avoiding final decertification, control by the insurer would result in significant disruption of the capco’s business and likely result in financial loss to the capco and Newtek.

In the absence of the adoption of new capco programs, we will be unable to derive any new income from tax credits, which to date represents substantially all of our income.

Virtually all of our net income for each of the years since inception in 1998 was derived from the recognition of income related to tax credits available under current certified capital company programs. We will recognize additional income related to tax credits from the current capco programs over the next ten years. Thereafter, unless additional capco programs are adopted and we are able to participate in them, we will derive no income from additional capco programs. The adoption of new state capco programs could be materially and adversely affected by the continuation of adverse economic conditions or a change in the political acceptability of economic development or capco programs.

Our method of recognition of income derived from the capco tax credits causes most of such income to be received in the first five years of the programs. In the absence of income from our investments or other sources, we would sustain material losses in later years.

In all capco programs we recognize the majority of our income from the tax credits in the early years of the programs because income recognition is tied to the schedule by which the tax credits become irrevocable and beyond recapture (approximately five years). We recognize the majority of our income from ten year capco programs in the first five years. In the absence of income from other sources, such as our investments in small businesses and affiliated companies, we would likely sustain material losses in later years. Although we will not be recognizing significant tax credit income in the latter part of the program, we will continue to incur costs for the administration of the capcos, insurance expenses of the capcos and interest expenses of the capco notes. Currently seven of our capcos have been in operation for three or four years, four have been formed in the last two years, and one was formed in January, 2004 and another one is expected to begin operations later in 2004. In the absence of our participation in new capco programs, income from tax credits will remain stagnant or decrease as the capcos reach maturity beginning in 2004.

We are the sole publicly-held company that sponsors and operates capcos as a material part of its business. As such, there are no other companies against which investors may compare our capco business, operations, results of operations and financial and accounting structures.

In the absence of any meaningful peer group comparisons for our capco business, individual investors as well as institutional investors may have a harder time understanding and judging the strength of our business and this, in turn, may have a depressing effect on the value of our stock.

If we are deemed to be an investment company under the Investment Company Act of 1940, we will not be able to execute successfully our business strategy.

Because capcos can operate in a manner similar to venture capital funds, there is a risk that the Securities and Exchange Commission or a court might conclude that we fall within the definition of investment company, and unless an exclusion were available, we would be required to register under the Investment Company Act of 1940. Compliance with the Investment Company Act, as a registered investment company, would cause us to alter significantly our business strategy of participating in the management and development of affiliated companies, impair our ability to operate as planned and seriously harm our business. If we fail to comply with the requirements of this Act, we would be prohibited from engaging in business or selling securities, and could be subject to civil and criminal actions for doing so. In addition, our contracts would be voidable and a court could appoint a receiver to take control of and liquidate our business.

The SEC has adopted Rule 3a-1 that provides an exclusion from registration as an investment company if a company meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. A company satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (adjusted to exclude U.S. Government securities and cash) in the form of securities other than interests in majority-owned subsidiaries and companies which it primarily and actively controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income for its last four fiscal quarters combined from securities other than interests in majority owned subsidiaries and primarily and actively controlled companies.

RISKS RELATING TO THE OWNERSHIP OF OUR COMMON STOCK

Three of our shareholders, all of whom are executive officers and directors, currently hold approximately 46% of our common stock and can effectively control the outcome of most shareholder actions.

Because of their ownership of stock, three of our shareholders, Messrs. Sloane, Wasserman and Rubin, may effectively be able to control or have significant influence over the actions requiring shareholder approval, including:

•	the election of directors;

•	the appointment of management; and

•	the approval of actions that usually requires shareholder authorization, including the adoption of amendments to the articles of incorporation, approval of stock incentive plans, and approval of major transactions such as a merger of sale of assets.

There is a limited trading market for our common stock and you may not be able to resell your shares at or above the price you pay for them.

The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for companies in similar industries to ours and the stock market in general, as well as changes in investor perceptions of us. The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is relatively small. The current public float of our common stock is approximately 14.7 million shares and the average daily trading volume of our common stock from December 31, 2002 through December 31, 2003 was approximately 50,000 shares. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

Future issuances of our common stock or other securities, including preferred stock, may dilute the per share book value of our common stock or have other adverse consequences to our common shareholders.

Our Board of Directors has the authority, without action or vote of our shareholders, to issue all or part of the 13 million authorized but unissued shares of our common stock and 1 million shares of preferred stock. If issued, these common shares would represent approximately 33% of our total shares of common stock outstanding. We anticipate granting additional options or restricted stock awards to our employees and directors pursuant to the terms of our incentive stock option plans in the future. We may also issue additional securities, through public or private offerings, in order to raise additional capital to support our growth or in connection with possible acquisitions or in connection with purchasing minority interests in affiliated companies or capcos. Future issuances of our common stock will dilute the percentage of ownership interest of our shareholders and may dilute the per share book value of our common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Pursuant to our Articles of Incorporation, our Board of Directors is authorized to issue up to 1,000,000 shares of “blank check” preferred stock, meaning that our Board of Directors may, in their discretion, cause the issuance of one or more series of preferred stock and fix the designations, preferences, powers and relative participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series. The preferred stock so issued may rank superior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, the shares of preferred stock may have class or series voting rights.

Our business strategy relies upon investment in and acquisition of businesses, using the resources available to us including our common stock. The issuance of substantial amounts of our common stock to support acquisitions could have a dilutive effect on our shareholders.

We have made three acquisitions during 2002 and 2003 and all involved the issuance of our common stock. We expect to make additional acquisitions in the future using our common stock which would dilute the ownership of current shareholders and could decrease book value or earnings per share.

Substantial sales of shares may impact the market price of our common stock.

If our shareholders sell substantial amounts of our common stock, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. Also, this risk is compounded by the fact that three of our executive officers and directors own approximately 46% of our common stock and sales by any one of them of substantial numbers of shares could adversely affect the market price.

Provisions of our Articles of Incorporation and New York law place restrictions your ability to recover from our directors.

As permitted by New York law, our articles of incorporation limit the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of these provisions and New York law, shareholders have restrictions and limitations upon their rights to recover from directors for breaches of their duties. In addition, our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent permitted by law.

RISKS RELATING TO OUR SBA LENDING BUSINESS

We have specific risks associated with small business administration loans.

We have generally sold the guaranteed portion of Small Business Administration loans, or SBA loans, in the secondary market. There can be no assurance that we will be able to continue originating these loans, or that a secondary market will exist for, or that we will continue to realize premiums upon the sale of, the guaranteed portions of the SBA loans. The federal government presently guarantees in various programs 50% to 85% of the principal amount of each qualifying SBA loan. There can be no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level.

We believe that our SBA loan portfolio does not involve more than a normal risk of collection. However, since we have sold the guaranteed portion of substantially all of our SBA loan portfolio, we incur a pro rata credit risk on the nonguaranteed portion of the SBA loans since we share pro rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower is subject to SBA approval, and where the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application has been prepared and submitted, the SBA may decline to honor its guarantee with respect to the combined company’s SBA loans or it may seek the recovery of damages from the combined company. The SBA has never declined to honor its guarantees with respect to our SBA loans made since our acquisition of the lender, although no assurance can be given that the SBA would not attempt to do so in the future.

Curtailment of the government guaranteed loan programs could cut off an important segment of our business.

If we cannot continue making and selling government guaranteed loans, we will have less origination fees and less ability to generate gains on sale of loans. From time to time, the government agencies that guarantee these loans reach their internal budgeted limits, and cease to guarantee loans for a stated time period. In addition, these agencies may change their rules for loans. Also, Congress may adopt legislation that would have the effect of discontinuing or changing the programs. Nongovernmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. If these changes occur, the volume of loans to small business and industrial borrowers of the types that now qualify for government guaranteed loans could decline, as could the profitability of these loans.

Changing interest rates may reduce our income from lending.

Fluctuations in interest rates may affect the demand of customers for our loans and other products and services. Our loans and the funds used to make the loans which we borrow are tied to the same interest rate index, so we do not have any significant exposure to yield spread risk. However, our lending business could be expected to increase during times of falling interest rates and, conversely, to decrease during times of significantly higher interest rates. Significant fluctuations in interest rates will have an effect on our results of operations which may be adverse.

Our ability to participate in the SBA government-guaranteed loan program is dependent on our ability to obtain sufficient warehouse or similar lending facilities, on sufficiently attractive terms, to enable us to make loans on a profitable basis.

In conjunction with the acquisition of our SBA lending affiliate, we were able to assist in the renegotiation and extension of a major warehouse loan facility from an affiliate of Deutsche Bank. This warehouse line enables our SBA lender to fund loans and repay the line at the time all or a portion of the loan is sold, as is typically the case. In the absence of this warehouse line of credit the SBA lender would be unable to make any material number of loans without finding a replacement lending facility. Furthermore, our interest spread and net earnings from this segment of our business would be directly affected by the terms and conditions of the replacement lending facilities.

An increase in non-performing assets would reduce our income and increase our expenses.

If our level of non-performing assets in our SBA loan segment rises in the future, it could adversely affect operating results. Non-performing assets are primarily loans on which borrowers are not making their required payments. Non-performing assets also include loans that have been restructured to permit the borrower to have smaller payments and real estate that has been acquired through foreclosure of unpaid loans. To the extent that our loan assets are non-performing, we will have less cash available for lending and other activities.

RISKS RELATING TO OUR ELECTRONIC PAYMENT PROCESSING BUSINESS

We rely on bank sponsors, which have substantial discretion with respect to certain elements of our business practices, in order to process bankcard transactions. If these sponsorships are terminated and we are not able to secure or successfully migrate merchant portfolios to new bank sponsors, we will not be able to conduct our electronic payment processing business.

Because we are not a bank, we are unable to belong to and directly access the Visa and MasterCard bankcard associations. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bankcard transactions. We are currently registered with Visa and MasterCard through the sponsorship of banks that are members of the card associations. If these sponsorships are terminated and we are unable to secure a bank sponsor, we will not be able to process bankcard transactions. Furthermore, our agreements with our sponsoring banks give the sponsoring banks substantial discretion in approving certain elements of our business practices, including our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants, the processing fees that we charge, our customer service levels and our use of independent sales organizations. We cannot guarantee that our sponsoring banks’ actions under these agreements will not be detrimental to us.

If we or our bank sponsors fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

Substantially all of the transactions we process involve Visa or MasterCard. If we or our bank sponsors fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration. The termination of our registration or any changes in the Visa or MasterCard rules that would impair our registration could require us to stop providing payment processing services.

We and our electronic payment processing subsidiaries rely on other card payment processors and service providers. If they no longer agree to or are able to provide their services, our merchant relationships could be adversely affected and we could lose business.

Our electronic payment processing business relies on agreements with several other large payment processing organizations to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. We also rely on third parties to whom we outsource specific services, such as reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant bankcard associations. Many of these organizations and service providers are our competitors and we do not have long-term contracts with most of them. Typically, our contracts with these third parties are for one-year terms and are subject to cancellation upon limited notice by either party.

The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the merchants whose accounts we serve and may cause those merchants to terminate their processing agreements with us.

On occasion, we experience increases in interchange and sponsorship fees. If we cannot pass these increases along to our merchants, our profit margins will be reduced.

Our electronic payment processing subsidiaries pay interchange fees or assessments to card associations for each transaction we process using their credit and debit cards. From time to time, the card associations increase the interchange fees that they charge processors and the sponsoring banks. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. In addition, our sponsoring banks may seek to increase their Visa and MasterCard sponsorship fees to us, all of which are based upon the dollar amount of the payment transactions we process. If we are not able to pass these fee increases along to merchants through corresponding increases in our processing fees, the profit margins in this segment of our business will be reduced.

Unauthorized disclosure of merchant or cardholder data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation.

Through our electronic payment processing subsidiaries, we collect and store sensitive data about merchants and cardholders and we maintain a database of cardholder data relating to specific transactions, including payment, card numbers and cardholder addresses, in order to process the transactions and for fraud prevention and other internal processes. If any person penetrates our network security or otherwise misappropriates sensitive merchant or cardholder data, we could be subject to liability or business interruption. We cannot guarantee that our systems will not be penetrated in the future. If a breach of our system occurs, we may be subject to liability, including claims for unauthorized purchases with misappropriated card information, impersonation or other similar fraud claims.

We have potential liability if our merchants refuse or cannot reimburse charge-backs resolved in favor of their customers.

We could have liability for charge-backs associated with the credit card transactions we process. If a billing dispute between a merchant and a cardholder is not ultimately resolved in favor of the merchant, the disputed transaction is “charged back” to the merchant’s bank and credited to the account of the cardholder. If we or our processing banks are unable to collect the charge-back from the merchant’s account, or if the merchant refuses or is financially unable due to bankruptcy or other reasons to reimburse the merchant’s bank for the charge-back, we bear the loss for the amount of the refund paid to the cardholder’s bank.

We face potential liability for merchant or customer fraud.

We face potential liability for losses caused by fraudulent credit card transactions. Credit card fraud occurs when a merchant’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction. Many of the businesses that we serve are small and transact a substantial percentage of their sales over the Internet or in response to telephone or mail orders. Because their sales are card-not-present transactions, these merchants are more vulnerable to customer fraud than larger merchants and we could experience charge-backs arising from cardholder fraud more frequently with these merchants.

Merchant fraud occurs when a merchant, rather than a customer, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Anytime a merchant is unable to satisfy a charge-back, we are responsible for that charge-back. We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot assure you that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our charge-back liability.

RISKS RELATING TO OUR INSURANCE AGENCY BUSINESS

Competition is intense in the insurance market.

The insurance agency and brokerage business is highly competitive. There are many insurance agency and brokerage organizations with which we will actively compete. Many of the competing firms are significantly larger than us and have many times the revenues that we have. We are also in competition with insurance companies that write insurance directly for their customers and do not pay commissions to agents.

We are dependent on third parties, particularly property and casualty insurance companies, to supply the products marketed by our agents.

We are dependent on third parties, particularly property and casualty insurance companies, to supply the products marketed by our insurance agency. Once we complete our contracts with these suppliers, they will typically provide that the contracts can be terminated by the supplier without cause with written notice. Our inability to enter into satisfactory arrangements with these suppliers or the loss of these relationships, for any reason, would adversely affect our financial operations.

Termination of our professional liability insurance policy may adversely impact our financial prospects and our ability to continue our relationships with insurance companies.

Without professional liability insurance, it is unlikely that we would continue in any relationships with insurance companies. We are currently in the process of obtaining necessary professional liability insurance to cover the operations of the insurance agency and meet applicable state licensing requirements. Once obtained, our failure to maintain this insurance would have a material adverse impact on the business.

If we fail to comply with government regulations, our insurance agency business could be adversely affected.

Our insurance agency activities will be subject to comprehensive regulation in the various states in which we do business. Our success will depend in part upon our ability to satisfy these regulations and to obtain and maintain all required licenses and permits. Although we believe that we are currently in material compliance with statutes and regulations applicable to our business, we cannot assure you that we will be able to maintain compliance without incurring significant expense. Our failure to comply with any current or subsequently enacted statutes and regulations could have a material adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could have a material adverse effect on us.

The commission revenue our insurance agency expects to earn on the sale of insurance products is based on premiums and commission rates set by insurers and the conditions prevalent in the insurance market, neither of which we have any control over.

Our insurance agency expects to derive revenue from commissions on the sale of insurance products that are paid by the insurance underwriters from whom our clients purchase insurance. Commission rates and premiums can change based on the prevailing economic and competitive factors that affect insurance underwriters. In addition, the insurance business historically has been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels and changes in terms and conditions. We cannot predict the timing or extent of future changes in commission rates or premiums. As a result, we cannot predict the effect that any of these changes will have on the operations of our insurance agency. These changes may result in revenue decreases for us.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our file number under the Securities Exchange Act is 1-16123. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W., 20549) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the Internet, through the SEC’s EDGAR database. You may access the EDGAR database at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless that information is updated and superseded by the information contained in this prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

•	Proxy Statement filed April 30, 2003.

•	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed September 18, 2000, which registered our common stock under Section 12(b) of the Securities Exchange Act of 1934.

•	Annual Report on Form 10-K for the year ended December 31, 2003, filed March 30, 2004.

•	Current Report on Form 8-K dated February 26, 2004 relating to separate marketing agreements with Merrill Lynch Business Financial Services, Inc. and CBW Financial Services, Inc.

•	Current Report on Form 8-K dated March 2, 2004 relating to a press release announcing the Company’s preliminary results for its fourth fiscal quarter and fiscal year ending December 31, 2003 and announced a marketing agreement with The Navy Federal Credit Union.

This prospectus is part of a Registration Statement on Form S-3 we have filed with the SEC relating to our common stock registered under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all of the information contained in the Registration Statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or through its EDGAR database on the internet.

You may obtain a copy of these filings at no cost by writing to us at Newtek Business Services, Inc., 100 Quentin Roosevelt Boulevard, Suite 408, Garden City, New York, Attention: Ellen Merryman, or by telephoning us at (516) 794-0100. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in our common stock.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in (i) this prospectus, (ii) any applicable prospectus supplement and (iii) the documents incorporated by reference into this prospectus, may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are based on our management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

•	The performance of our consolidated operating companies, aspects of which are outside our control.

•	Losses by the capcos due to investments in riskier early-stage and start up businesses could make it significantly more difficult for the capcos to meet minimum state statutory investment benchmarks and thus subject the capcos to decertification and further financial loss.

•	The degree and nature of our competition and that of our consolidated operating companies.

•	The lack of widespread acceptance of the commercial use of the Internet, which may be material to one or more of our consolidated operating companies.

•	Our ability, and that of our consolidated operating companies, to attract and retain key managerial and technical personnel.

•	Changes in government regulation of our business and those of our consolidated operating companies.

When used in our documents or oral presentations, the words “anticipate”, “estimate”, “expect”, “objective”, “projection”, “forecast”, “goal”, or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

PLAN OF DISTRIBUTION

We are registering all 1,661,631 shares on behalf of the selling stockholders. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the named selling stockholders as a gift or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling stockholders may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. Our common stock may be sold by the selling stockholders in one or more of, or a combination of, the following transactions:

•	a block trade in which the broker-dealer so engaged will attempt to sell our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

•	an exchange distribution in accordance with the rules of such exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

•	in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of our common stock or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver our common stock to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of our common stock. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell our common stock so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of our common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by it and any profit on the resale of our common stock purchased by it may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities

Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Our common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of our common stock.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of such selling stockholder(s) and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), if any,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of our common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

SELLING STOCKHOLDERS

The following table sets forth the name of the selling stockholders, the number of shares owned by the selling stockholders as of June 10, 2003, and the number of shares of our common stock expected to be owned by selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares the selling stockholders may offer under this prospectus. We do not know how many shares or how long the selling stockholders may continue to offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares, except as indicated below. The shares being offered by this prospectus may be offered from time to time by the selling stockholders named below.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering**
Name of Stockholders	Number	Percent		Number	Percent
National Union Fire Ins. Co. of Pittsburgh, Pa.	621,333	2.3	597,333	24,000	*
American Int. Specialty Lines Ins. Co.	522,457	2.0	522,457	0	0
First SunAmerica Life Insurance Co.	34,000	*	34,000	0	0
Northwestern Mutual Life Insurance Co.	53,959	*	53,959	0	0
American Family Mutual Insurance Co.	53,723	*	53,723	0	0
Massachusetts Mutual Insurance Co.	212,449	*	192,449	20,000	*
Pacific Life Ins. Co.	52,444	*	52,444	0	0
Principal Life Ins. Co.	149,909	*	149,909	0	0
Craig A. C. Reynolds	26,759	*	5,351	21,408	*

*	Less than 1 percent.

USE OF PROCEEDS

Newtek Business Services, Inc. will not receive any of the proceeds from the sale of the shares by the selling stockholders.

BUSINESS

Newtek Business Services, Inc. is a holding company for several wholly- and majority-owned operating subsidiaries and certified capital companies, which we refer to as capcos, which provide a variety of complementary financial products and business services to small and medium-sized businesses. A chart describing our business is presented on page 4. We currently operate in three principal lines of business and we expect to begin operating in three additional complementary lines of business later in 2004. These six lines of business are as follows:

•	Certified capital companies. Historically, we have financed our operations and derived most of our revenue and income from state-sponsored capco programs and other related investments and operations. We have used capco funds to finance or acquire three of our five other operating businesses. A capco is a company we create pursuant to a state sponsored program, which is designed to encourage investment in small and new businesses in the state and to create economic activity and jobs in a designated geographic area. As an inducement to participation in the capco programs, each state provides a capco with tax credits to issue to its investors, which must be insurance companies. The tax credits are designed to be used to reduce the payment of taxes by the holder of those credits in the sponsoring state. The capco is then obligated to invest the funds raised pursuant to statutory requirements relating to such matters as size of the business, location, number of employees, etc. In the event that the capco does not comply with the performance requirements of the capco program, which are different in each state, the tax credits are subject to forfeiture. To date, the primary source of cash for Newtek itself has been the statutorily fixed, annual management fees of 2.5% of each capco’s initial capital. The revenue to Newtek resulting from the capco tax credits is non-cash and is used exclusively to satisfy obligations of the capcos to deliver tax credits to their investors. Until our capcos have completed their business cycles and invested all of their funds, and we are able to distribute cash earnings of our capco businesses to the holding company, we must rely on the capco management fees and future earnings of non-capco investments, if any, as the sources of cash to meet our expenses.

•	Small business loans through participation in the SBA program. Through one of our operating subsidiaries, Newtek Small Business Finance, Inc., or NSBF, we make small business loans guaranteed by the U.S. Small Business Administration, or SBA. Our business clients use the loan proceeds to acquire commercial real estate, machinery, equipment and inventory, to refinance debt, to fund franchises, to acquire businesses and for working capital. NSBF is one of 14 companies licensed to provide SBA loans nationwide under the federal section 7(a) loan program for small businesses and the related section 504 business real estate loan program. John Cox, who spent 30 years at the SBA and was previously Associate Administrator for Financial Assistance, the senior official in charge of SBA lending, is Chairman and CEO of NSBF.

•	Payment processing solutions. Newtek Merchant Solutions offers credit card, debit card and gift card processing services and check approval services to approximately 5,000 small and medium-sized businesses through its four payment processing companies and its full service processing center in Wisconsin. In addition, Newtek Merchant Solutions provides these services to local and regional banks in Wisconsin, New York, Louisiana and Colorado that do not offer their own payment processing services so that these banks may offer these services to their merchant clients through Newtek.

Three new or reorganized lines of business which are expected to be fully operational during 2004:

•	small business financial and management reporting and planning systems conducted by Newtek Financial Information Services,

•	small business tax services conducted by Newtek Tax Services, LLC, and

•	small business insurance, including property, casualty and life insurance to be provided through Newtek Insurance Agency, LLC.

Business Strategy

Key elements of our strategy to grow our business are:

•	Aggressively refocus our business model to serve the small and medium-sized business market. Over the last three years, we have refined our business model to focus primarily on developing and marketing products and services aimed at small and medium-sized businesses like those which we initially funded through our participation in capco programs. As our service offering grows and diversifies, we intend to continue to reduce our dependence on the capco programs as both a source of funding and correspondingly a source of revenue.

•	Further develop national recognition of the “Newtek” brand through marketing alliances. We have formed key marketing alliances with national business organizations such as Merrill Lynch and Cendant Corporation, business and trade organizations such as the Credit Union National Association and the Community Bankers of Wisconsin, and affinity organizations such as Revelation Corporation of America, Navy Federal Credit Union and the semi-public Veterans’ Corporation of America. These strategic partners, through their customers, members and participants, generate small business lending and payment processing business for us and build awareness of our brand name.

•	Cross-sell additional products and services to small- and medium-sized businesses. Our web based, proprietary “Referral System” is a custom designed customer relations management tool which allows us to utilize our alliance partners’ client base efficiently and cost effectively and assures our alliance partners full transaction transparency with the highest level of customer service.

•	Continue to develop our state-of-the-art technology to process business applications and financial transactions. Our applications processing technology allows us to process new business utilizing a web based system and a centralized processing point. Our trained representatives use these web-based applications as a tool to acquire and process data, eliminating the need for face to face contact and the requirement that a customer complete multiple paper forms. This approach is customer friendly, allows us to process applications very efficiently and allows us to store client information for further processing and future cross-selling efforts.

•	Opportunistically acquirecompanies or assets to provide complementary products and services. By strategically acquiring companies or assets in our primary product and service markets, we can expand our customer base and create cross-selling opportunities for our growing suite of complementary goods and services.

•	Continue to access the capco market as capco opportunities arise. We believe there is continued opportunity to use the capco programs as a funding source to facilitate the growth of our businesses.

Financial Highlights

During our year ended December 31, 2003:

•	the operation of the capcos resulted in non-cash revenues related to the capco tax credits of approximately $44.9 million, or 74% of total revenue. During 2002, the operation of the capcos resulted in non-cash revenues related to the capco tax credits of approximately $30.6 million, or 88% of total revenue.

•	Newtek Small Business Finance and Newtek Merchant Solutions generated aggregate revenues of approximately $13.7 million, or 23% of total revenue. During 2002, these business lines generated aggregate revenues of approximately $1.6 million, or 4.6% of total revenue.

We have experienced significant growth since 2000. The following highlights illustrate our growth in revenues and net income over the three year period.

•	For the year ended December 31, 2000, our total revenue was $8.7 million, compared to total revenues of $60.5 million for the year ended December 31, 2003, an increase of approximately 595%.

•	For the year ended December 31, 2000, we incurred a loss of $3.4 million, compared to net income of $9.6 million for the year ended December 31, 2003.

Over the three years ended December 31, 2003 invested in, operated and discontinued a number of small business ventures which were not producing acceptable results. Four of our business ventures, Newtek Business Exchange, Newtek IT Services, Newtek Strategies and Newtek Securities, continue to operate at modest levels with limited product offerings. Due to limitations on management talent and/or low levels of business activity, these ventures are not expected to produce any material revenue or profitability in the near future. These companies accounted for $783,000 in revenue and $1,496,000 in losses in 2003.

During 2003, our capcos invested an aggregate of $10.7 million. We determined that investments totaling $2.0 million had incurred an “other than temporary” impairment in value for the year ended December 31, 2003. Since beginning business in 1998, our capcos have invested an aggregate of $74.3 million, against which $5.3 million has been determined to be impaired. During 2003 we made no equity method investments and experienced no losses from previous equity method investments.

Certified Capital Companies

Overview. A capco is either a corporation or a limited liability company established in and chartered by one of the nine jurisdictions currently with authorizing legislation: Alabama, District of Columbia, Florida, Louisiana, Missouri, Colorado, New York, Texas and Wisconsin. Aside from seed capital provided by an organizer such as Newtek, a capco will issue debt and equity instruments exclusively to insurance companies, and the capcos then are authorized under the respective state statutes to make targeted equity or debt investments in companies, which in most cases may be majority-owned or primarily controlled by the capcos after the investments are consummated. In conjunction with the capcos investment in these companies, the capcos may also provide loans to the companies. In most cases, the tax credits provided by the states are equal to the amount of investment by the insurance companies in the securities of the capcos, which can be utilized by them over no less than ten years, or approximately 10% per year. These credits are unaffected by the returns or lack of returns on investments made by the capcos.

The Role of Capcos in Our Business Strategy. We have determined that the features of the capco programs facilitate our use of the capco funds in the support of our development as a holding company for a network of small business service providers. While observing all requirements of the capco programs and, in particular, financing qualified businesses meeting applicable state requirements, we have simultaneously been able to use this funding source as a means to facilitate the growth of our businesses, which are strategically focused on providing goods and services to small businesses such as those in which our capcos invest.

During 2002, we raised approximately $30 million through the issuance of capco notes and our common stock, and during 2003 we established one new capco or capco fund – Wilshire Louisiana Partners IV, LLC, which raised approximately $6.9 million in October through the issuance of capco notes and our common stock.

The authorizing statutes in each of the states in which our capcos operate explicitly allow and encourage the capcos to take equity interests, which in most cases may include majority or controlling interests, in companies. Consequently, we may, consistent with our business objectives, acquire equity interests in companies through the use of the funds in the capcos and provide management and other services to these companies. The investments by the capcos create jobs and foster economic development consistent with the objectives of the programs as stated in most capco statutes. Furthermore, because our capcos have arranged for the repayment of a portion of the capco notes by The National Union Fire Insurance Company of Pittsburgh or The American International Specialty Lines Insurance Company, both affiliates of The American International Group, Inc., and a portion of the capco notes is “paid” through the delivery of tax credits, our capcos are under no pressure to generate short-term profits and may invest for long-term profitability. Some of our current majority-owned companies are less than four years old, and all but one produced a loss for 2003; Newtek Small Business Finance generated approximately $751,000 in pre-tax income for 2003. Due to the nature of the capco programs, we are able to accept the higher level of losses common to start up companies because we have the ability to devote the time, attention and resources to these companies which they require to become successful.

Because we use insurance to protect the principal of funds loaned to our capcos by insurance companies and in light of the cost of such insurance, in all of the capcos we have organized, after payment of the organizational costs and the capco insurance premium, the remaining cash is equal to approximately 50% of the amount initially raised. An important feature of all capco programs is that a minimum of 50% of the initial investment in the capcos must be placed in qualified business investments within a specified time, usually five years. As each capco receives repayment of debt plus interest, as well as receives return of and on equity investments, it is able to reinvest the funds in other qualified businesses, which may be its affiliated companies or others. It is through this “investment-return-and- reinvestment” process that our capcos are able to meet the minimum investment requirements of the capco programs. In 2001 our capcos received total repayments or returns of approximately $12.1 million, in 2002 they received approximately $14.0 million and in 2003 they received approximately $6.3 million. These funds supplemented the funds available for meeting minimum investment requirements. At December 31, 2003, 7 of our 10 operating capcos had met their respective minimum investment requirements. An eleventh capco was funded and began operations in January 2004 and is at the beginning of its business model, with the entire amount of its certified capital yet to be invested. On a cumulative basis through February 2004, our capcos have received insurance company funds of $184.6 million.

As of December 31, 2003, we are in full compliance with all of our capco funding requirements but have yet to invest approximately $9.1 million in order to satisfy all minimum investment requirements.

The recognition of revenue by our capcos represents our largest single source of revenue, equal to approximately 74% of our gross revenue in 2003, 88% in 2002 and 90.0% in 2001. This revenue was the principal source of our net income in 2003, 2002 and 2001.

We and our capcos do not generate any revenue for goods or services from the companies in which we invest. The companies in which the capcos invest do provide services, and to a much lesser degree goods, to each other. However, the effect of such inter-company revenues and expenses are eliminated in consolidation of the financial results. We rely on the annual management fees of 2.5% of certified (initial) capital, as fixed by the capco statutes, as our principal source of cash to cover our operating expenses. This covers all supportive services generally provided by us, however, this fee is paid out of capco cash on hand and is not set aside or reserved for payment out of the funds received by the capcos.

We believe that we have built upon the resources of the capco programs to enhance the development of small business strategies in a manner which is more likely to be effective than if we had simply invested or loaned capco funds to an entrepreneur. Passive investment may have worked often enough in the business climate of the 1990’s, but businesses today, particularly small businesses, require much more than funds to succeed. In order to make the capco investments successful, and thus to fulfill the public policy objectives of the capco programs, we have enhanced the capco funding mechanism by actively adding management resources, technical, operational and professional expertise and non-capco funds. The services range from advice and assistance with strategic relationships to direct and daily involvement in policy making and management. This has included, for example, the development of the zero-cost “NEWTEK” branding for each of the operating companies, as well as the significant assistance that we provided to Newtek Small Business Finance in the negotiation of an extension of a $75 million credit line, which included a $3 million debt forgiveness and conversion of $1.5 million into preferred stock of the company. This was followed by the subsequent sale in January 2003 of $2 million in preferred stock to a unit of Credit Suisse First Boston Corporation in conjunction with a referral agreement for lending business.

Tax Credits. In return for the capcos making investments in the targeted companies, the states provide tax credits, generally equal to funds invested in the capco by the insurance companies, that are available for use by insurance companies that provide the funds to the capcos. In order to maintain its status as a capco and to avoid recapture or forfeiture of the tax credits, each capco must meet a number of specific investment requirements, including a minimum investment schedule. The occurrence of a final loss of capco status (i.e., decertification as a capco) could result in loss or possible recapture of the tax credit. To protect against such losses, our capcos have agreed with their funding insurance companies to provide, in the event of decertification, payments by the capco or, as described below, by the capco insurer to the insurance companies in the nature of compensatory payments to replace the lost tax credits.

Investment Requirements. Each of the state capco programs has a requirement that a capco, in order to maintain its certified status, must meet certain investment requirements, both qualitative and quantitative.

Quantitative Requirements: These include minimum investment amounts and time periods for investment of “certified capital” (the amount of the original funding of the capco by the insurance companies). For example in the state of New York, a capco must invest at least 25% of its certified capital by 24 months from the initial investment date, 40% by 36 months and 50% by 48 months. The minimum investment requirements and time periods, along with the related tax credit recapture requirements are set out in detail below. See, also, Management’s Discussion and Analysis -Income from Tax Credits and Note 1 of Notes to Consolidated Financial Statements – Revenue Recognition of our Annual Report on Form 10-K, incorporated herein. The minimum requirements are calculated on a cumulative basis and allow the capcos to receive a return of an investment and re-invest the funds for full additional credit towards the minimum requirements.

Qualitative Requirements: These include limitations on the initial size of the recipients of the capco funds, including the number of their employees, the location within the respective state of the recipients and the recipients’ commitment to remain therein for a specified period of time, the types of business conducted by the recipients, and the terms of the investments in the recipients. Most significant for our business is the fact that the capco programs generally do not pose any obstacle to investments in qualified businesses which result in significant, majority or, in some cases, controlling ownership positions. This enables us to achieve both public policy objectives of the capco programs, of increasing the number of small businesses and job opportunities in the state, as well as our own objectives of developing a number of small business service companies which may become profitable and return a meaningful return both to our shareholders and to the local participants in the businesses. In addition, because the businesses that we are building provide needed, and in management’s judgment, cost effective goods and services to other small businesses, the growth of this important segment of a state’s economy may be accelerated.

Enforcement of Requirements: The various states, which administer these programs through their insurance, banking or commerce departments, conduct periodic reviews and on site examinations of the capcos in order to verify that the capcos have met applicable investment requirements and are otherwise acting in conformance with the statutes and rules. Capcos are required to maintain detailed records so as to demonstrate to state examiners compliance with all applicable requirements. A failure of a capco to meet one of the statutory minimum quantitative investment benchmarks within the time specified would constitute grounds for the loss of the capco’s status, or its decertification, and the loss and recapture of some or all of the tax credits previously passed through the capco to its investors. A decertification of one of our capcos would have a material adverse effect on our business in that it would require the capco insurer to make compensatory payments equal to the lost tax credits and would permit the insurer to assume control over the assets of the capco in order to cover its losses. Compliance with these requirements is reflected in contractual provisions of the agreements between each capco and its investors. The capcos covenant to their investors to use the funds only for investments as permitted by the capco laws or for related expenses and to refrain from taking any action which would cause the capco to fail to continue in good standing.

Compliance: As of the end of 2003, all of our capcos were in compliance with all applicable requirements and 7 of the 10 operational capcos (a 11th was formed in January 2004) had met their final, minimum 50% investment thresholds. This eliminates any material risk of decertification and tax credit recapture or loss for its insurance company investors in these capcos. This represents approximately $121.2 million of tax credits, or about 77% of the tax credits associated with all of our capcos. See: “Investment Requirements and Capco Cash.”

Insurance. The capco notes require, as a condition precedent to the funding of the notes, that insurance be purchased to cover the risks associated with the operation of its capcos. This insurance is purchased from American International Specialty Lines Insurance Company and National Union Fire Insurance Company of Pittsburgh, both subsidiaries of American International Group, Inc., an international insurer. In order to comply with this condition to the funding, the closing on the capco notes are structured as follows: (1) the investors wire the cash proceeds from the notes issuance directly into an escrow account (2) the escrow agent, pursuant to the requirements under the notes and escrow agreement, automatically and simultaneously funds the purchase of the capco insurance from the proceeds received. We are not entitled to the use and benefit of the net proceeds received until the escrow agent has completed the purchase of the insurance. AIG and its subsidiaries noted above are AAA credit rated. Under the terms of this insurance, which is for the benefit of the investors, the capco insurer incurs the primary obligation to repay the investors a substantial portion of the debt as well as to make compensatory payments in the event of a loss of the availability of the related tax credits. In the event of either a threat of or a final decertification by a state, the capco insurer would be authorized to assume partial or complete control of the business of the particular capco so as to ensure compliance with investment or other requirements. This would likely avoid final decertification and the necessity of insurance or cash payments in lieu of forfeited or recaptured tax credits. However, control by the capco insurer would also result in significant disruption of the particular capco’s business and likely result in significant financial loss to that capco. Decertification would also likely impair our ability to obtain certification for capcos in additional states as new legislation makes other opportunities available. The capcos are individually insured, and the assets of one are not at risk for the obligations of the others. AIG itself has not agreed to guarantee the obligations of its subsidiary insurers.

Investment Requirements and Capco Cash. In order to address the risk of decertification, which may generally be eliminated by meeting a 50% of capital investment threshold, we have structured our capco investment program, consistent with safe and sound operations, so as to meet the investment benchmarks as early as possible. The table below presents the cash positions of each of our capcos at organization, consisting of:

•	initial cash receipts from insurance companies (certified capital),

•	plus other cash proceeds, consisting of:

•	initial seed money provided by us: $3.9 million (through January 2004); and

•	premiums paid by investing insurance companies in excess of the face amount of the capco notes to adjust the instruments to the then current market values: $17.0 million;

•	plus amounts financed for the payment of insurance premiums; and

•	less payments for capco insurance policies.

In addition, our capcos have the ability to borrow additional funds, that is, to increase the amount of their uncertified capital, but we have no need for or anticipation of utilizing this capacity. Also, the capcos could sell investments or raise additional equity capital if needed. Such an increase in non-certified capital by a capco would have no effect on tax credit income or investment benchmarks for the capco. The additional funds could, however, be invested in qualified investments and speed the achievement of the benchmarks.

The result as shown on the following chart, in the column “Net Cash Available to Invest,” demonstrates, that in all cases except four, the amount of cash available for investment by the capcos exceeded by minimal amounts the minimum 50% investment benchmarks. The final column demonstrates the aggregate of investments by each of the capcos and indicates the amount of minimum investment remaining to be made as of December 31, 2003. At that date seven of the capcos had exceed the 50% minimum investment requirement. The three other capcos had a total of approximately $10 million of remaining minimum investment yet to be satisfied.

CASH AVAILABLE TO EACH CAPCO AT ORGANIZATION and

REMAINING MINIMUM REQUIRED INVESTMENT

Capco Name & Year of Organization	Certified Capital	Other Cash Proceeds (1)	Other Capco Debt	Premium Coverage A	Premium Coverage B	Net Cash Available to Invest	50% Minimum Investment	Minimum Remaining at 12/31/03
1998
WA (2)	$2,673,797	$500,000	—	$1,647,905	$157,694	$1,368,198	$1,336,899	None

1999
WP (2)	37,384,028	2,446,773	—	23,127,927	3,998,948	12,703,926	18,692,011	None
WLA (2)(3)	16,400,000	2,051,020	2,000,000	9,175,844	2,193,741	9,081,435	8,200,000	None
WI (2)	16,666,667	1,479,236	2,000,000	9,086,227	2,352,786	8,706,890	8,333,334	None

2000
WNYII (2)	6,807,866	1,380,000	1,500,000	5,019,803	504,745	4,163,318	3,403,933	None
WA (2)	1,136,364	115,266	—	661,432	160,068	430,130	568,182	None
WLPII (2)(3)	3,050,000	1,248,274	300,000	2,456,565	319,958	1,821,751	1,525,000	None
WNYIII (2)	35,160,202	9,893,394	5,200,000	29,052,790	4,137,438	17,063,368	17,580,101	None

2002
WCOL	22,057,767	1,236,733	2,000,000	11,654,021	3,604,978	10,035,501	11,028,884	4,693,907
WLPIII	8,000,000	—	1,000,000	2,859,644	1,089,134	5,051,222	4,000,000	1,000,000

2003
WLP IV	6,800,000	95,200	1,000,000	2,533,722	1,093,216	4,268,262	3,400,000	3,400,000

(1) We have invested a minimum of $500,000 in cash in seven of eleven operational capcos; in the four capco and capco funds in Louisiana we invested $260,000 because the second, third and fourth capcos (investment pools) have been structured as permitted by the unique provisions of that state’s statute be able to utilize the capital of the first Louisiana capco to meet the initial capital requirements. “Other Cash Proceeds” consist of this initial funding by us of $3,400,000, out of cash on hand, plus in some cases a market rate adjustment paid in cash by the certified investors to conform the imputed return on the capco notes to then current market rates.

(2) At December 31, 2003 these seven capcos have met their minimum investment benchmark of 50% of Certified Capital and, therefore, all related tax credits are beyond recapture or forfeiture. Stated another way, $121 million in tax credits, or approximately 77% of the total of all capcos, are irrevocably beyond recapture or forfeiture. In all cases, the minimum investment benchmarks were met 12 months or more in advance of the statutory minimum investment benchmark dates.

(3) Tax credits allocated in these three Louisiana programs were calculated at 110% of certified capital. The numbers presented, however, are the amounts of the Certified Capital (cash) actually received by the capco at funding.

Exponential of New York, LLC, or Exponential, LLC, is structured differently than our other capcos and is not covered by capco insurance as are our other capcos. We do not own this capco. We acquired 100% of an entity that has a less than 20% ownership in Exponential, LLC and, as such, we use the cost method of accounting for this investment; the balance of the equity of this capco is owned by Utica Insurance Company.

Exponential, LLC did not purchase any insurance with respect to its obligations. Instead, it purchased and pledged discounted United States Treasury obligations that will increase in value over ten years to equal the amount of principal owed to Utica Insurance Company in repayment of Exponential, LLC’s initial funding. At December 31, 2003, 2002 and 2001, respectively, Exponential had total assets of $9,563,630, $9,700,361 and $7,522,911, and at the same dates it held $3,083,176, $2,897,394 and $2,722,811 in Treasury obligations.

Principal Operating Businesses

The structures through which we own and manage our operating, or non-capco, lines of business can be divided broadly into two categories: (1) those which are majority-owned and (2) those which we either primarily control through lesser equity positions or contractual rights or in which we have a passive or venture-type investment. At December 31, 2003, we had sixteen majority-owned companies through which we conduct our principal business activities, all of which were as a result of investments through the capco programs. All of these businesses were initially financed primarily by capco funding and are located and operated by business professionals located in the respective states.

Majority-Owned Companies

Small Business Lending

We acquired Newtek Small Business Finance, Inc., or NSBF, on December 31, 2002 through a combination of capco funding and cash and non-cash resources that we provided. NSBF specializes in making small business loans guaranteed by the SBA for the purpose of acquiring commercial real estate, machinery, equipment and inventory and to refinance debt, fund franchises, working capital and business acquisitions. This lending is both direct and through various financing partners. NSBF is one of 14 companies licensed to provide loans nationwide under the federal section 7(a) loan program for small businesses and the related section 504 business real estate loan program. Historically, these two federal programs account for approximately $10 billion and $3 billion of loans each year.

Prior to our acquisition and recapitalization of NSBF, this small business lender had been poorly managed and plagued by bad loans. When we purchased NSBF, it had a negative stockholders equity. Over the course of the previous year, we and the new NSBF management team had carefully reviewed the problems and prepared a detailed plan for the operations of the company post-closing. In addition to new management and the capital infused by the capco investment, we were able to negotiate a renewal and extension of a critical $75 million warehouse lending line of credit from Deutsche Bank in conjunction with a conversion of a portion of the outstanding debt for equity. Immediately following the purchase, we arranged for an additional $2 million investment in NSBF by an affiliate of Credit Suisse First Boston.

During 2003, NSBF focused on its integration into Newtek and developing a technologically advanced loan application and processing program along with Harvest Strategies, LLC (d/b/a Newtek Strategies), another of our affiliated companies. These program tools guide business owners step-by-step through the loan application process and enable them to be pre-qualified for a small business loan by completing an on-line application. These program tools are distinguishable from competitive products due to their ability to be private-labeled and utilized on the websites of third parties. NSBF’s private label online application system is a strong marketing tool, providing advantages in executing the strategy of penetrating the customer bases of our marketing alliance partners. These marketing alliances with strategic partners are an essential part of our business strategy to open up broad groups of small- and medium-sized businesses to our principal operating businesses. We have these arrangements with national business organizations such as Merrill Lynch and Cendant Corporation, business and trade organizations such as the Credit Union National Association and the Community Bankers of Wisconsin, and affinity organizations such as Revelation Corporation of America, Navy Federal Credit Union and the semi-public Veterans’ Corporation of America.

Also during 2003, NSBF developed an expanded management team with significant experience in the small business lending market. John Cox, NSBF’s Chairman and CEO, was previously Associate Administrator for Financial Assistance at the SBA. In this capacity, Mr. Cox was the senior management official in charge of all SBA business lending. Mr. Cox had a 30-year career with the SBA. Michael Dowd, NSBF’s Chief Operating Officer, worked for the SBA for 25 years and was National Director for Loan Programs where he was responsible for formulation of all policies and procedures governing the implementation of the 7(a) and 504 loan programs, including all loan making, loan servicing, loan monitoring and review functions. During 2003, NSBF hired Peter Downs as NSBF’s President. Mr. Downs spent 16 years in various small business lending roles within the banking industry, most recently as National Director of SBA lending for Citibank, coordinating SBA underwriting and sales for Citibank nationwide.

At December 31, 2003, NSBF had funded 47 loans for a total of $25.1 million, and was servicing a portfolio of loans for others totaling $123.8 million. NSBF was the only one of our majority controlled companies which showed pre-tax income for 2003, which was approximately $751,000.

Electronic Payment Processing

We conduct our electronic payment processing business nationwide through five majority-owned companies which offer credit card, debit card and gift card processing services and check approval services to approximately 5,000 small businesses. These five subsidiaries are described below.

Universal Processing Services—Wisconsin, LLC, d/b/a Newtek Merchant Solutions of Wisconsin, or UPS-WI, provides credit card, debit card, gift card processing and check approval services directly to merchants. UPS-WI obtains the majority of its merchant customers through agreements with independent sales organizations, including our affiliates below, and other associations throughout the country which then contract with UPS-WI to provide processing services. UPS-WI pays these organizations and associations a percentage of the processing revenue derived from their respective merchants. UPS-WI assists merchants with their initial installation of equipment and initial and on-going service and any other special processing needs that they may have. On a wholesale basis, UPS-WI acts as a processor for merchants that are brought to it through our affiliated companies and other third-party marketing organizations. UPS-WI had contracts with 100 independent sales consultants as of December 31, 2003, and has grown its customer base significantly during 2002 and 2003.

UPS-WI is currently adding approximately 225 electronic payment processing customers per month and has reached a customer base of approximately 2,500 as of December 31, 2003. Because of the growth experienced in 2003, UPS-WI had positive cash flow and earnings for the last quarter of 2003.

The following three subsidiaries operate under the name “Newtek Merchant Solutions”:

•  Universal Processing Services, LLC, d/b/a Newtek Merchant Solutions of New York was organized in March 2001 and is based in New York City.

•  Universal Processing Services—Louisiana, LLC, d/b/a Newtek Merchant Solutions of Louisiana, was organized in March 2001 and based in New Orleans.

•  Universal Processing Services—Colorado, LLC, d/b/a Newtek Merchant Solutions of Colorado, was organized in December 2002 and is based in Evergreen, Colorado.

Each of these affiliates markets credit and debit card processing services, check approval services and ancillary processing equipment and software to merchants who accept credit cards, debit cards, checks and other non-cash forms of payment. In addition to marketing these services to local markets, each company is currently establishing relationships with local and regional banks that do not offer their own merchant processing in order to enable them to offer these services to their clients through Newtek Merchant Solutions. Each contracts for the actual processing services provided to its merchants and customers through an agreement with UPS-WI. Each of these Newtek Merchant Solutions companies has steadily increased the number of customers and has experienced a continued increase in its receipt of monthly residual payments.

Since inception, UPS-NY, UPS-LA and UPS-CO have all experienced operating losses in each year of operations. These losses have been primarily attributable to general corporate overhead and compensation and commissions paid, which together have been greater than the revenues generated on an annual basis. Based upon the continued growth of the customer bases of these companies, we expect all will turn profitable due to increases in monthly residual payments in the near future.

Automated Merchant Services, Inc., or AMS, based in Coral Springs, Florida, was acquired by our Florida capco and us in August 2003 for a combination of cash and stock. As do our other four electronic payment processing subsidiaries, AMS provides electronic payment services, hardware and software to approximately 2,500 businesses and government agencies through ten sales representatives covering the Florida marketplace. During 2003, AMS added 60-70 new clients every month. We plan on assisting AMS to grow beyond the Florida market and to expand its product base to include all of the products and services that our existing processor, UPS-WI, offers. Over time, we expect that AMS will be re-branded as a part of “Newtek Merchant Solutions” and marketed in conjunction with our other business services and financial products.

Financial Information Systems

We have three majority-owned companies which are engaged in the design and implementation of financial and management reporting systems and providing outsourced financial management functions:

Group Management Technologies, LLC, d/b/a Newtek Financial Information Systems of Florida, or GMT, is based in Florida and provides administrative and technological support for small businesses by designing and implementing specialized financial and management reporting systems and by providing outsourced financial management functions that reduce costs and management requirements for its clientele. GMT targets the market segment of businesses that are too small to afford a full time financial executive but have grown to the point where managerial and financial controls must be introduced in order to effectively grow the business. GMT’s specialists work closely with management to create budgets and forecasts that serve as planning tools as well as performance evaluation and control benchmarks.

Since inception in November 1999, GMT has experienced operating losses in each year of operations due to historically low revenue in relation to its expenses. While GMT has been unable to build a client base beyond the Newtek affiliated companies, we believe that our financial information system offerings are well designed and technologically advanced and will, with proper management and marketing, be able to contribute both revenue and profit to us in the future.

Group Management Technologies of Louisiana, LLC, d/b/a Newtek Financial Information Systems of Louisiana, or GMT-LA, was organized in December 2002 and is based in Louisiana. GMT-LA is engaged in the same line of business as is GMT. We anticipate that in the future GMT-LA will contract with GMT for some of the services that are supplied to its clients. Since inception, GMT-LA has experienced losses, and accordingly we are restructuring both its business plan and management team.

Global Business Advisors of Wisconsin, LLC, d/b/a Newtek Capital Advisers of Wisconsin, or GMT-WI, was organized in December 2003 and is based in Wisconsin. GMT-WI is engaged in the same line of business as is GMT. We anticipate that in the future GMT-WI will contract with GMT and other affiliated entities for some of the services that are supplied to its clients.

Small Business Tax Services

Newtek Tax, LLC was formed in 2003 to provide tax filing, preparation and advisory services to small and medium sized businesses. Newtek Tax provides comprehensive tax services that are customized to fit the unique needs of each client. With specialists available in many different areas of tax-related expertise, we believe that Newtek Tax offers a significant depth of resources. Newtek Tax has licensed what it believes to be state-of-the-art software to prepare returns. Because Newtek Tax was formed during the latter portion of 2003, it did not provide any material financial results for the year ended December 31, 2003. Newtek Tax intends to market its products to customers of all our affiliated companies utilizing the Newtek Referral System.

Small Business Insurance Products and Services

The Newtek Insurance Agency, LLC was established in Washington, D.C., in 2003 by us without using capco funds. Our plans are for Newtek Insurance Agency to serve as a retail agency and to market its products to customers of all our affiliated companies. When it begins operations, we expect it to provide customized business insurance products for small- and medium-size businesses, including key man life, accident and health, business owners’ protection and property and casualty insurance. It is currently fully licensed in 42 states, with the intention to be licensed in all 50 states. We anticipate that this business will also use our web based centralized processing system.

Newtek Insurance Agency will be headed by Ellen Abromson, currently an attorney with the District of Columbia office of a prominent national law firm and a District of Columbia-licensed insurance producer with life and health, property and casualty, and personal lines designations. Previously, Ms. Abromson served for nine years as an in-house attorney for the Acacia Group of Financial Services Companies, a firm that marketed its own life and variable life insurance products and distributed numerous other insurance products through a captive field force and independent agents. Newtek Insurance Agency did not generate any revenue during 2003 and anticipates commencing insurance brokerage operations in the second or third quarter of 2004.

Other Business Lines

Exponential Business Development Company, Inc., or Exponential, was originally organized in the mid-1990s to participate in the New York State capco program (as a competitor of Newtek). It had structured Exponential, LLC, differently than us, with ownership being sold to the insurance company investors and a small equity portion retained by Exponential, which acted as the manager. The capco has made 11 small equity investments and 3 additional investments of both debt and equity. Exponential has also organized another investment vehicle Exponential of New York, LP, that has made six equity investments and two others involving debt. Our interest in Exponential was due to the high reputation of the individuals participating in the company and the ability to identify and make investments in the northern and western areas of New York State.

We also own a majority interest in the three companies listed below which to date have not contributed materially to our operations or results. These companies continue to operate at modest levels with de-emphasized product offerings. Due to limited management talent, limited capital and/or low levels of business activity, these ventures are not expected to produce any material revenue or profitability in the near future. These companies accounted for approximately $321,000 in revenue in 2003 and $512,000 in losses, net of intercompany activity.

•	Newtek Securities, LLC;

•	Transworld Business Brokers of New York, LLC, d/b/a/ Newtek Business Exchange;

•	Global Small Business Services, LLC, d/b/a Newtek Client Services.

In addition, we formed the following two companies during 2003, and accordingly we have begun the process of integrating these companies into our Newtek-branded product offering. For these majority-owned companies, Newtek will generally actively direct much of their operations. These companies accounted for approximately $16,000 in revenue in 2003 and $170,000 in losses, net of intercompany activity.

Louisiana IT Specialists, LLC, d/b/a Newtek IT Services Louisiana, or NITS, provides data mining services and database analysis to small and medium sized businesses to help them solve business problems and make strategic decisions. NITS utilizes data mining tools to predict future trends and behaviors, allowing clients to make proactive, knowledge-driven decisions. By scouring databases for hidden patterns and predictive information, NITS can answer business questions that traditionally were too time-consuming to resolve.

Louisiana Community Financial Services, LLC, d/b/a Newtek Community Financial Services, or LCFS, was organized in response to the specific needs of small community banks and their small business constituencies within the State of Louisiana. LCFS has developed a suite of essential small business products and services specifically tailored to be marketed and sold as ancillary service offerings along side traditional community banking services as a part of an “affinity marketing program.” These products and services serve the dual purpose of improving the operations and performance of the small business end-client, as well as providing a method by which small local and community banks can effectively compete with larger national banking franchises, by referring customers to providers of non-core services without having to allocate the resources to provide those services. This strategy allows the local bank to maintain its close relationship with its small business customer without having to add significant infrastructure to enable them to expand their product/service offering.

As of December 31, 2003, we had two primarily controlled companies which are less than majority investments through the capco programs – NicheDirectories, LLC and Starphire Technology, LLC. These entities are accounted for under the equity method. For primarily controlled companies, we generally have significant involvement in and influence over their operating activities, including rights to participate in material management decisions. Because of the determination to focus our business on our principal business lines, we are treating these investments as secondary to our principal businesses. While these investments are monitored and some time, attention and resources are provided to the companies as necessary to preserve the investments and meet minimum management commitments, we do not expect any of these investments to result in any meaningful returns to us. All of these investments were written down to zero at the end of 2002.

We have also made investments, usually smaller or in the form of debt, in a number of other companies. We are generally not actively involved in the management or day-to-day operations of companies in which our equity ownership and voting power is less than 25%. Instead, we offer these businesses advisory services or assistance with particular projects, as well as the collaborative services of our affiliated companies. In pursuing business objectives, we intend to hold a decreasing portion of our total assets in companies in which we have voting power of less than 25%, and as of December 31, 2003, such passive or venture capital investments had either repaid debt, been liquidated or written off.

Competition

Our business now requires that we compete at two basic levels. First, the capcos compete in their offerings with the three or four other capcos sponsored by various national financial organizations, as well as locally sponsored companies. Our management believes it has been successful in raising funds because of:

•	the manner in which we have structured the participation by the insurance companies, including our issuance of shares of our stock as an equity bonus to investors who buy our capco notes;

•	the insurance which we have been able to obtain to cover any loss of the tax credits and the obligation to repay principal, resulting in a credit rating for the instruments of AAA;

•	the previous business experience of our principals;

•	the national marketing of our programs; and

•	the extensive contacts that our management has as a result of previous experience in the financial community.

Second, in addition to competing for capco funds, we and our operating businesses must also compete in a number of markets for the sale of services to other businesses. We have narrowed the focus of principal investments to that of six principal operating lines. Each of these require our companies to compete not only against other suppliers in their particular state or region of the country but also against suppliers operating on a national and even a multi-national scale. However, none of the markets in which our companies compete are dominated by a small number of companies which could materially affect the nature or terms of the competition. In addition, in many cases, the competitors which our companies face are not as able as our companies to take advantage of changes in business practices due to technological developments and, by their large size, are unable to offer the personalized service that many small business owners and operators seem to want. Through the resources available to us, we are attempting to build our affiliated companies into successful and profitable ventures.

Execution: Regional Business Development Centers

We implement our strategy through decentralized management with an emphasis on Regional Business Development Centers. These offices are staffed by individuals with experience in working with small businesses who are able to identify and evaluate potential investments and particularly the local entrepreneurs that we will work with. They are also able to provide important services for us in our monitoring efforts and assist in the promotion and development of the Newtek brands of small business products and services. In many cases, these individuals have made substantial investments in the equity of the capcos associated with their regional centers and retain responsibility for local coordination of communications and compliance with local capco programs. We maintain offices in Alabama, Colorado, Florida, Louisiana, New York (2) and Wisconsin.

Regional Managers. Our regional management consists of the following individuals.

Christopher Bauer, Wisconsin – Mr. Bauer has had over 28 years of experience in commercial banking at Firstar Corporation, a $38 Billion diversified financial services company. Mr. Bauer has served as the President of Firstar Bank of Milwaukee and President of First Business Bank of Milwaukee. Firstar Bank of Milwaukee is considered one of the region’s leading banks in structuring and financing a host of commercial products, including capital markets, structured finance, mergers and acquisitions and venture equity investments, especially in small to mid-ranged companies. Prior to serving as President, Mr. Bauer directed all merger and acquisition activity for Firstar, following 15 years experience in various capacities focused on consumer and small business banking. He was also a director of the $10 Million Wisconsin Venture Capital Fund, which assisted small early-stage Wisconsin companies.

Charles W. Kearns, Wisconsin – Mr. Kearns has spent the last 16 years working with both regional and national investment banking firm including E.F. Hutton, Salomon Smith Barney, Cleary Gull, and B.C. Ziegler & Co. Mr. Kearns’ experience includes Manager of the Financial Institutions and Fixed Income Departments, as well as serving on the Board of Directors at Cleary Gull. Mr. Kearns is currently founder and Principal of Premier Financial Corporation, a financial advisory firm. Mr. Kearns is also head of capital markets for and a principal owner of Universal Holdings, a Milwaukee-based financial services company. He has participated in raising venture capital for several enterprises, including Internet and financial service companies, as well as numerous private and public placements of debt and equity securities. Mr. Kearns is also co-founder and owner of Klein Corporation, a manufacturing company in the standby power industry.

Gregory L. Zink, Florida – Mr. Zink has over 20 years of broad based international financial and managerial experience in public and private corporations. Mr. Zink also has over 10 years experience in the venture capital business including investing, structuring, consulting, and managing investments in both early stage and mature private and public businesses. Mr. Zink has previously served as the investment advisor and consultant to a private investment trust with assets in excess of $30 Million as well as a Director, President, CEO and CFO of Heuristic Development Group, Inc.(“HDG”). Mr. Zink was a founder and President at the time of HDG’s initial public offering on NASDAQ. He has also been the Chairman and CFO of Nekton Diving Cruises, Inc. and currently serves as a Director, CEO and CFO of Nautilus Group Japan, Ltd. (“NGJ”). NGJ is the exclusive distributor and franchiser of Nautilus in Japan. During Mr. Zink’s tenure, he has negotiated several contracts and a leveraged buyout with some of Japan’s largest corporations, including Mitsubishi and Sumitomo. Mr. Zink earned his MBA from the Wharton Business School at the University of Pennsylvania in 1983 and his BS in Finance from Pennsylvania State University in 1979. In 1981, he graduated from General Electric Corporation’s Financial Management Program after holding a variety of financial positions at GE’s Lighting Business Group in Cleveland, Ohio. Following graduate business school, Mr. Zink was employed as a Senior Consultant with Touche Ross (now merged as Deloitte Consulting). During his three years, he worked on a variety of financial, strategic and operational consulting assignments.

Jeff M. Schottenstein, Florida – During the past 30 years, Mr. Schottenstein has been a Director of Schottenstein Investment, a diversified investment holding company with $650 Million in assets, Vice President of Schottenstein Stores’ Value City Stores Division (NYSE symbol VCD) and CEO of Schottenstein Realty Company, which specializes in the investment and restructuring of companies. Mr. Schottenstein has been involved in the capitalization and restructuring of numerous retail enterprises, including Weiboldts’ Department Stores, Chicago, Illinois; Strauss Auto Parts, New York, New York; Valley Fair Discount Stores, New Jersey; Steinbach Stores and others. Along with his investors, Jeff Schottenstein has successfully acquired Bell Supply Company (retail oil and gas equipment supply company based in Kilgore, Texas) and Omni Exploration Company, the first successful Chapter 11 reorganization of an oil and gas service company in the United States. Mr. Schottenstein also serves on the Board of Directors of Newtek.

Doug Baird, Colorado – Mr. Baird is Vice President – Marketing for The Stone Pine Companies, Denver, CO. Since 1997 Mr. Baird has identified Colorado-based venture capital investments for Stone Pine and maintains strong relationships within the state’s venture community. He has built and maintains Stone Pine’s database of active private equity funds, sponsors and private equity advisors. Mr. Baird has developed long-standing relationships with senior members of Hamilton Lane Advisors, Inc., the private equity advisor to several large public employee pension systems. For 17 years prior to joining Stone Pine Mr. Baird had developed and/or marketed financial and investment products to institutional and retail clients including leasing portfolios, commercial real estate, public securities and private equity venture transactions. With associates and partners, he has been responsible for raising capital in excess of $100 Million. In 1991 Mr. Baird founded and served as Managing Director of Golden State Financial Services, LLC, a Denver-based private investment-banking firm. Mr. Baird was Vice President and Regional Marketing Director for Franchise Finance Corporation of America (FFCA) from 1988 through 1991. While at FFCA Mr. Baird assisted in raising over $200 Million in private equity for issuers in a variety of industry sectors. Mr. Baird received N.A.S.D. Series 7 and 63 licenses in 1980 and in 1983 began employment with the NYSE firm, PaineWebber, Inc.

Douglas Sellers, Alabama – Mr. Sellers is currently an executive Vice President of Merchant Capital, LLC and a member of the Board of Directors of Merchant Capital Investments, Inc. Merchant Capital, LLC is a merchant and investment banking firm founded in 1987. Merchant Capital has become one of the leading investment banking firms in the State of Alabama as well as the Southeast. Merchant Capital Investments, Inc., the parent of Merchant Capital, LLC, is a diversified holding company which interests include, or have included, investments in manufacturing entities, real estate developments, assisted living facilities, multi-family residential developments, wireless cable television company, cellular telephone companies and other assorted investments.

Over the last 15 years, Mr. Sellers has invested in over ten separate entities. All of these funds were on behalf of accredited investors. His responsibility for these investments has included board memberships and other day-to-day activities of some of these investments. Merchant Capital has participated in raising or investing equity capital in excess of $45 million for these related businesses, and through the use of additional debt financing the total asset costs for these businesses exceeds $160 million.

Thomas Harris – Mr. Harris has extensive experience making venture capital investments in small businesses. He is a member of the Executive Committee of the Alabama capco as well as of the Board of Directors of Merchant Capital Investments, Inc. (“MCI”), which owns a minority (10 percent), interest in the capco. Since its founding, MCI has invested, primarily on behalf of its shareholders, in many types of companies. MCI, through its affiliated companies, partnerships and investments in 2003 will employ over 700 people and has ownership, wholly or as a major partner, in existing and/or proposed projects representing a total investment exceeding $60 million.

The individuals managing the Regional Business Development Centers (the “regional managers”) have all participated in the capitalization and organization of the capco located in their geographic area. They serve a number of functions within our business model. The regional management are the local principals that satisfy any applicable capco requirements for the participation of local parties with investment experience. In addition, each individual, excluding Mr. Schottenstein, has consulting agreements with one of our non-capco subsidiaries whereby they provide time and resources (office space, telephones, supplies, clerical assistance) to the management of their respective capco. Fees paid to the regional managers are a portion of the annual management fee we earn for the management of the capco funds, and range in amount from $77,000 to $115,000 per year. Two of the individuals devote a much greater proportion of their time to the affairs of the respective capco and are employed by our subsidiary at salaries of approximately $120,000 per year. These costs are not paid or reimbursed by the capcos or the affiliated companies.

These consulting agreements require that the regional managers provide a meaningful amount of their time, but none are on a full time basis and all conduct other activities, and other investments, as well. Included within the services provided are the services provided by us to the investee companies which receive funds from a capco. As the regional managers have been chosen because they have many years of relevant experience, the investee and affiliated companies are able to benefit from the availability of their experiences, knowledge, contacts, resources and skills. Affiliated companies and other investees who receive these services do not generally pay anything for them as they are provided by us to ensure the success of its acquisitions and investments. However, when a company within our network purchases services from another affiliated company, it pays the fair value for those services but because of inter-company elimination, there is no impact on our consolidated financial position or results of operations.

MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth, for the periods indicated, the high and low closing sales prices of the common stock as reported on the American Stock Exchange and, since December 30, 2003 on The Nasdaq Stock Market. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. We have paid no dividends during the periods indicated.

Price Range

Period	High	Low

First Quarter: January 1, 2002 Through March 31, 2002	$3.95	$3.00

Second Quarter: April 1, 2002 Through June 30, 2002	$5.20	$3.20

Third Quarter: July 1, 2002 Through September 30 , 2002	$4.24	$3.15

Fourth Quarter: October 1, 2002 Through December 31, 2002	$4.39	$3.20

First Quarter: January 1, 2003 Through March 31, 2003	$5.30	$3.80

Second Quarter: April 1, 2003 Through June 10, 2003	$6.29	$3.90

Third Quarter: July 1, 2003 Through September 30, 2003	$5.75	$4.65

Fourth Quarter: October 1, 2003 Through December 31, 2003	$7.00	$4.83

First Quarter: January 1, 2004 Through March 31, 2004	$7.95	$4.34

Second Quarter: April 1, 2004 Through ______, 2004	$	$

LEGAL MATTERS

Cozen O’Connor, Washington, D.C., will pass on the validity of our common stock being registered.

EXPERTS

The consolidated financial statements of Newtek Business Services, Inc. and subsidiaries as of December 31, 2003 and December 31 2002 and for each of the three years in the period ended December 31, 2003, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Our Restated Articles of Incorporation contain a provision, authorized by the New York Business Corporation Law, or NBCL, designed to eliminate in certain circumstances the personal liability of officers and directors for monetary damages to us or our shareholders for breach of their fiduciary duty as officers directors. This provision, however, does not limit the liability of any officer or director who breached his or her duty of loyalty to us or our shareholders, acted in bad faith, or whose actions were the result of active and deliberate dishonesty and were material to the cause of action to be adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. This provision will not limit or eliminate the our right or the right of any of our shareholders to seek an injunction or any other nonmonetary relief in the event of a breach of an officer or director’s duty of care. In addition, this provision applies only to claims against an officer or director arising out of his or her role as officer or director and does not relieve an officer or director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on officers and directors under the federal securities laws.

Our Restated Articles of Incorporation and Restated Bylaws also provide that we shall indemnify all directors and officers of the company to the full extent permitted by the NBCL. Under the provisions of the NBCL, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if our Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of us or our shareholders, and in criminal actions or proceedings, in addition had no reasonable cause to believe that his conduct was unlawful.

Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of Newtek or of Newtek’s subsidiaries and Newtek’s officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at Newtek’s or its subsidiaries’ request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF NEWTEK BUSINESS SERVICES, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF NEWTEK’S COMMON STOCK.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the Registrant:

SEC registration fee	$1,000
Stock transfer agent fees and certificates	700
Accounting fees and expenses	20,000
Legal fees and expenses	30,500
Printing, postage and mailing	300
Other	200

Total	$52,700

Item 15.	Indemnification of Directors and Officers.

Our Restated Articles of Incorporation contain a provision, authorized by the New York Business Corporation Law (“NBCL”), designed to eliminate in certain circumstances the personal liability of officers and directors for monetary damages to the company or its stockholders for breach of their fiduciary duty as officers directors. This provision, however, does not limit the liability of any officer or director who breached his or her duty of loyalty to the company or its stockholders, acted in bad faith, or whose actions were the result of active and deliberate dishonesty and were material to the cause of action to be adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. This provision will not limit or eliminate the rights of the company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of an officer or director’s duty of care. In addition, this provision applies only to claims against an officer or director arising out of his or her role as officer or director and does not relieve an officer or director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on officers and directors under the federal securities laws.

Our Restated Articles of Incorporation and Restated Bylaws also provide that we shall indemnify all directors and officers of the company to the full extent permitted by the NBCL. Under the provisions of the NBCL, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company or its stockholders, and in criminal actions or proceedings, in addition had no reasonable cause to believe that his conduct was unlawful.

Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of Newtek or of Newtek’s subsidiaries and Newtek’s officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at Newtek’s or its subsidiaries’ request.

Item 16.	Exhibits.

The following is a list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedule:

Exhibit Number	Description

5	Opinion of Cozen O’Connor regarding legality of securities being registered
23.1	Consent of PricewaterhouseCoopers LLP with respect to Newtek
23.2	Consent of Cozen O’Connor (contained in Exhibit 5)
24	Powers of Attorney (see the signature page of this Registration Statement)

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes as follows:

(a) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act for 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable cause to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd of April 2004.

Newtek Business Services, Inc.

By:	/s/ Barry Sloane

Barry Sloane Chairman and Chief Executive Officer (Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1933, this Pre-Effective Amendment No. 6 to the Registration Statement has been signed by the following persons (including a majority of the Board of Directors of the Registrant) in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Barry Sloane Barry Sloane	Chairman of the Board and Chief Executive Officer and Secretary

	* Jeffrey G. Rubin	President, Chief Investment Officer and Director

	* Brian A. Wasserman	Treasurer, Chief Financial Officer and Director

	* David Beck	Director

	* Steven A. Shenfeld	Director

	* Jeffrey M. Schottenstein	Director

	* Giuseppe Soccodato	Controller and Chief Accounting Officer

* By:	/s/ Barry Sloane Barry Sloane, Attorney-in-fact		April 23, 2004